GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

21 July 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the incorporation of new wholly-owned subsidiaries by Genting Bio-Fuels Asia Pte Ltd, an indirect wholly-owned subsidiary of the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encls...
\\GB\SYS\USERS\SEC\ANNA\Letters\ADR.doc

BURSA MALAYSIA

General Announcement

Initiated by **GENTING - COMMON** on **21/07/2008 04:01:17 PM**
Ownership transfer to **GENTING** on **21/07/2008 04:01:25 PM**
Submitted by **GENTING** on **21/07/2008 05:31:49 PM**
Reference No **GG-080721-C1040**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (If applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type *	**Announcement**
Subject *:	INCORPORATION OF NEW WHOLLY-OWNED SUBSIDIARIES BY GENTING BIO-FUELS ASIA PTE LTD, AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF THE COMPANY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Genting Bio-Fuels Asia Pte Ltd, an indirect wholly-owned subsidiary of the Company, has incorporated Integrated BioGreenergy Pte Ltd and Bio Tech Intensive Pte Ltd as its new wholly-owned subsidiaries in Singapore. Both the aforesaid new subsidiaries were incorporated on 17 July 2008, each with an issued and paid-up capital of S$1/- and to act as investment holding companies.

None of the Directors and/or major shareholders of the Company and/or persons connected with them has any interest, direct or indirect in the aforesaid incorporation.

The aforesaid new subsidiaries are not expected to have any effect on the group's profit for 2008.

GENTING BERHAD

Loh Bee Hong
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**

- No Attachement Found -

Tables Section - This section is to be used to create and Insert tables. Please make the appropriate refere nce to the table(s) in the Contents of the Announcement:

END